Memorandum of Understanding

Blow & Drive Interlock Corp.

&

Gnosiis International, LLC

This binding Memorandum of Understanding is entered into on August 10, 2015 by and between Gnosiis International, LLC, a Wyoming entity, (hereinafter referred to as “GNOSIIS”) and Blow & Drive Interlock Corporation, a Delaware entity, hereinafter referred to as (“BDIC”) for the purpose of developing business and economics of BDIC. The parties enter into this Memorandum with the intention of it serving as an interim binding arrangement while the parties work toward a more formal long-form agreement.

NOW THEREFORE, for valuable consideration mutually agreed upon throughout this agreement, the parties hereto, intending to be legally bound, do hereby promise and agree as follows:

1) The term of this Memorandum shall begin at execution and continue through August 1, 2017. After this date, the parties may mutually agree to continue with these terms on a month-to-month basis.

2) Essentially, the spirit behind this Memorandum is one of mutual trust and confidence and the reliance on each other to do what is fair and equitable. It is recognized that GNOSIIS is working entrepreneurially with BDIC. The parties agree that GNOSIIS will be entitled to compensation.

3) GNOSIIS will appoint its Managing Member, Abraham Summers (“Summers”), as the direct point of contact to BDIC’s CEO/CFO, Laurence Wainer (“Laurence”). Summers will be available to assist Laurence with project management relating to Laurence’s CFO functions. GNOSIIS will be available at its own time and offices to provide assistance to Summers. It will be the responsibility of GNOSIIS to make Summers available to BDIC and work out arrangements with Summers to that effect.

4) At such time of BDIC’s choosing, but within 45 days of executing this Memorandum, BDIC will hire Summers as the CFO for BDIC for a monthly rate of $1,200 until such time that funds increasingly become available. BDIC will provide Summers with industry-standard Directors and Officers Insurance. At such time if/when BDIC provides health insurance to its executives, then BDIC will provide such health insurance to Summers and his family/dependents and benefits commensurate with that of BDIC’s other officers and executives.

5) BDIC will compensate GNOSIIS with stock in BDIC. GNOSIIS shall receive 750,000 shares. The shares will be vesting incrementally at the end of each financial quarter from the date of execution. BDIC shares to GNOSIIS will be vested in increments of 187,500 shares at the end of each financial quarter from the date of execution of this agreement and for the terms of this engagement only. GNOSIIS will also be entitled to one seat on BDIC’s Board of Directors (at such time when a Board is structured).

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6) It is recognized that there is an outstanding Finder Agreement between GNOSIIS and BDIC. This Paragraph #5 supersedes that Finders Fee in so much that GNOSIIS will not be entitled to one share for every dollar raised in additional to the BDIC shares.

7) If at anytime during the term of this Memorandum it becomes clear to BDIC that GNOSIIS and/or Summers is not adequately performing, than BDIC may terminate this Memorandum and/or Agreement. BDIC shall first give GNOSIIS and Summers thirty (30) days written notice to perform or terminate this arrangement. Upon completion of the 30 days period, if Summers and GNOSIIS have not rectified the situation and are not performing to reasonable expectations, then BDIC may terminate this Memorandum and the vesting schedule will terminate with no further compensation to GNOSIIS.

8) BDIC will fully indemnify GNOSIIS and Summers from any and all actions resulting from their efforts relating to this Memorandum. BDIC will vigorously defend GNOSIIS and/or Summers at the expense of BDIC. The parties agree to enter into a separate Indemnity Agreement(s) within three (3) days of execution of this Memorandum.

9) BDIC will pay transfer agent expenses relating to GNOSIIS receiving compensation of BDIC shares including.

10) The parties agree to reasonable Confidentiality, Non-Circumvention, and Non-Solicitation. The parties will not interfere with the others business, recruit employees or contractors of the other party, or disclose sensitive information with out prior approval of the other party. This is in keeping with the spirit of trust and confidence mentioned in paragraph #2.

11) Should Summers and/or GNOSIIS incur reasonable expenses relating to their efforts then BDIC will cover those reasonable expenses related to performing under this Memorandum (such as travel).

12) These terms are just general in nature, both parties will appoint counsel and agree to be negotiating commercially reasonable and long-form style contractual agreements to more comprehensively formalize this memorandum upon the of signing this memorandum in a practical fashion.

Signed, acknowledged, and legal accepted as binding:

/s/ Laurence Wainer	/s/ Abraham Summers
Blow & Drive Interlock, Corp	Gnosiis International, LLC

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